

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2012

Via E-mail
Mr. Robert J. Sharp
Chief Executive Officer
Sharp Performance, Inc.
12 Fox Run
Sherman, CT 06784-1741

>   **Re: Sharp Performance, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed July 6, 2012**
>   **File No. 333-162072**

Dear Mr. Sharp:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Information, page 5

Emerging Growth Company Status, page 5

1.   In the second sentence of the first paragraph of this section, please include the other two scenarios under which you may lose emerging growth company status.

2.   In the second full paragraph of this section you state you choose to "opt out" of the extended transition period for complying with new or revised accounting standards. However, in the fifth full paragraph on page 12 and first full paragraph on page 25 you state that you have elected to use the extended transition period. Please revise your disclosures for consistency as well as accuracy.

Risk Factors, page 7

Major structural changes in the automotive industry, page 8

3.   Please revise this risk factor to clarify the risk being discussed and the consequences of such risk to your business. In addition, please remove all language that mitigates the point of the risk. Also, we note your references to Wards Auto Center and Urban Science as third-party sources for the statistical statements made in the third, fourth, fifth and seventh sentences of this risk factor; please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon, and tell us supplementally whether you are affiliated with any such third parties. Finally, please disclose whether the statements made in the sixth and eighth sentences of this risk factor are based upon management's belief, industry data, reports/articles or any other source; if the statements are based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief, and if the information is based upon reports or articles, please disclose the source of the information in your filing and provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

Determination of Offering Price, page 13

4.   We note your statement that the selling stockholders "may offer and sell their shares for whatever the market will bear until such time our shares are quoted on a nationally recognized Exchange." We note your similar statement on page 15 that selling stockholders will sell their shares at "privately negotiated prices." However, everywhere else in the prospectus you state that the selling stockholders will sell their shares at $.20 per share until such time, if any, as your shares are quoted on an exchange. Please revise your disclosure to state consistently, if true, that the selling stockholders will sell their shares at $.20 per share until such time, if any, as your shares are quoted on an exchange.

Business, page 20

5.   It does not appear that your response letter addressed comment 9 as it originally appeared in our comment letter dated June 1, 2012. Accordingly we re-issue that comment.

6.   We note your disclosure regarding the "Driver Safety Courses" aspect of Sharp Performance Inc.'s business. It appears that Mr. Sharp's involvement in such courses is as a director of the Survive the Drive program and/or the company In Control. If true, it is unclear how his participation in the courses sponsored by Survive the Drive or In Control contribute to the business of Sharp Performance Inc. Please revise to explain.

7.   Please explain your statement that "Mr. Sharp has gotten contracts with Pepsi and other large companies to use their facilities for these courses."

8.   The extent of your current business operations remains unclear. For example, we note your disclosure on page 22 regarding your "current relationship," which suggests that you currently have one customer from which you derive income. However, on page 23 you reference four consulting agreements, which may or may not currently be ongoing. Moreover, your reference to Mr. Sharp's discussions with "at least six dealers. . . to work on other makes and models of automobiles" suggests that you may have other customer contracts not otherwise discussed. Please revise your disclosure so that it clearly and consistently describes the historical and current nature of your business operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations for the Year Ended June 30, 2011 as Compared to Year Ended June 30, 2010, page 25

9.   Please explain why revenues increased, "due to the deferral of the GT-33 program as a result of change in dealer focus due to continued sluggish demand for high-end automobiles." In this regard, this statement appears to support a decrease in revenues. If the deferral of the program supports an increase in revenue, please expand your discussion to indicate why.

10.   Comment 15 in our letter dated June 1, 2012 does not appear to have been addressed. As such, this comment is repeated. Please disclose the underlying reasons for the changes in professional fees and general and administrative expenses.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 26

11.   In the fourth paragraph of this section you refer to a letter dated May 12, 2012 from your former auditor that is filed as Exhibit 16.1. No such letter was filed as an exhibit. Please amend to include this letter as an exhibit. Refer to Item 304(a)(3) of Regulation S-K.

Transactions with Related Persons, Promoters and Certain Control Persons, page 28

12.   Please revise this section to disclose, as you do in the notes to the financial statements, that the advances from Mr. Sharp are unsecured, non-interest bearing and due on demand.

Part II, page 31

13.   Please provide the undertakings required by Item 17 of Form S-1.

Signatures

14.   It appears that you are using the signature block set forth in Form S-3; please revise this section so that it reflects the language of Form S-1. Please also revise to include the signature of your principal financial officer.

Exhibit 5.1

15.   We note your response to comment 21 in our letter dated June 1, 2012. Please supplementally acknowledge your understanding that you are required to file as an exhibit a legality opinion in accordance with the requirements of Item 601(b)(5) of Regulation S-K before the Staff may declare your registration statement effective.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director